Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2026

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the unaudited interim condensed consolidated financial statements and the notes thereto, included as Exhibit 99.1 to this Report on Form 6-K. We also recommend that you read our discussion and analysis of financial condition and results of operations together with our audited financial statements and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended December 31, 2025 (the “Annual Report”), filed with the Securities and Exchange Commission (“SEC”) on March 31, 2026.

All translations from Singapore dollars to US dollars and from US dollars to Singapore dollars in this Report are made at a rate of S$1.2941 to US$1.00, the exchange rate in effect as of June 30, 2026 as set forth in the H.10 statistical release of the US Board of Governors of the Federal Reserve System.

Emerging Growth Company Status

We are an “emerging growth company” under the JOBS Act. The JOBS Act, permits that an “emerging growth company” may take advantage of the extended transition period for complying with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. We have elected to avail ourselves of delayed adoption of certain accounting standards. Accordingly, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards. We intend to rely on other exemptions provided by the JOBS Act, including without limitation, not being required to comply with the auditor attestation requirements of Section 404(b) of Sarbanes-Oxley Act.

We will remain an emerging growth company until the earliest of (i) the last day of the financial year in which we have more than US$1.235 billion in annual revenue, (ii) the date we qualify as a “large accelerated filer” as defined in Rule 12b-2 under Exchange Act, which would occur if the market value of our ordinary shares held by non-affiliates exceeded US$700 million, (iii) the issuance, in any three-year period, by us of more than US$1 billion in non-convertible debt securities, and (iv) the last day of the financial year ending after the fifth anniversary of our initial public offering.

Overview

We are a clinical stage biopharmaceutical company focused on harnessing our proprietary technologies into creating novel cell-based allogeneic off-the-shelf immunotherapies for treatment of human cancers and degenerative diseases. The development of our novel technologies has been inspired by the clinical success of existing CAR-T cells in treating hematological malignancies as well as the current clinical limitations and commercial challenges in extrapolating the CAR-T principle into treatment of solid tumors. All of our product candidates are designed to be allogeneic, meaning they are produced using cells from a different person than the patient treated, as well as on an “off-the-shelf” basis, unlike existing autologous cell therapies. Built on our proprietary platform technologies, we are developing five product candidates: CTM-N2D, iPSC-gdNKT, CTM-GDT, CTM-MSC and CTM-NK.

To date, we have initiated a first in human (FIH) Phase I clinical trial in Singapore using our lead product candidate, CTM-N2D with National University Hospital Singapore (the “ANGELICA Trial”). This trial uses donor-derived gamma delta T cells modified to express a Chimeric Antigen Receptor targeting NKG2D ligands which are expressed in both blood and solid cancers (“CAR T cells”). We successfully completed dose level 1 in June 2025 and dose level 2 is currently ongoing and we expect to continue patient recruitment in second half of 2026. This represents our first Investigational New Drug (“IND”) trial.

Our second product candidate iPSC-gdNKT utilizes induced pluripotent stem cells as a starting material to generate gdNKT, which is a synthetic hybrid of a gamma delta T cell and a natural killer cell. The hybrid cells express receptors of both cells which potentially allow the gdNKT cells to recognize and treat a broad range of cancers. This product has been undergoing pre-clinical process development since the fourth quarter of 2022.

Our third product candidate, CTM-GDT consists of expanded unmodified allogeneic gamma delta T cells and exploits the potential of these cells to recognize and treat a broad range of cancers. Through a US agent, we have submitted a drug master file to the U.S. FDA for our third product candidate, CTM-GDT and we intend to pursue an IND application in the near future. We have also announced the publication of a preclinical study in a research article entitled “Donor-Derived Vγ9Vδ2 T Cells for Acute Myeloid Leukemia: A Promising ‘Off-the-Shelf’ Immunotherapy Approach”. The study, arising from a collaborative research effort with The University of Texas MD Anderson Cancer Center (MDACC), suggests the promising potential of our CTM-GDT for the treatment of acute myeloid leukemia (AML). In addition, we are targeting the commencement of a FIH Phase I clinical trial in Malaysia in collaboration with Universiti Malaya in first quarter of 2027.

Our fourth product candidate, CTM-MSC, has been developed with donor-sourced, allogeneic umbilical cord-derived mesenchymal stem cells (“UC-MSCs”) and exploits their potential as a potential treatment for tissue regeneration, inflammatory and regenerative diseases. On February 29, 2025, we entered into a research collaboration agreement with Sengkang General Hospital, a major public hospital in Singapore to advance injectable allogeneic umbilical cord derived MSC for cartilage injury. To-date, our clinical partner, Sengkang General Hospital, is preparing to submit an application to the Institutional Review Board (IRB) to initiate a Phase I clinical trial in Singapore.

Our fifth product candidate, CTM-NK, is developed by isolating and expanding allogeneic immune natural killer (NK) cells from donor-sourced peripheral blood (PB) and umbilical cord blood (CB) to potentially treat immuno-senescence, auto-immune diseases, and a broad range of cancers. We have obtained an Enterprise Development Grant (EDG) from Enterprise Singapore to support the R&D of this project till the pre-clinical stage. Grant details are confidential.

In addition, we have expanded into the provision of private blood banking services in Malaysia, including the storage and processing of cord blood and immune cells, through our subsidiaries, LongevityBank Pte Ltd (“LongevityBank”) and IPSC Depository Sdn Bhd. We are currently building a fully-equipped laboratory in Malaysia, which will serve as the Group’s third laboratory and support the provision of these private blood banking services.

For the remainder of this year, we intend to focus on new opportunities which can generate revenue as soon as possible such as medical tourism partnerships, and merger and acquisition opportunities to pivot into sustainable revenue.

Looking ahead, there is cautious optimism for cell therapies in Asia as health authorities are starting to pursue accelerated or conditional approvals for innovative medical technologies such as China’s Directive 818, South Korea’s 250-day accelerated approval system and Japan’s SAKIGAKE Designation System. Thailand is now a growing medical tourism destination with Malaysia also aspiring to achieve the same. In the meantime, we shall also aim to complete our ongoing FIH ANGELICA Trial in Singapore in early 2027 while starting another clinical trial in Malaysia before the end of this year to facilitate our medical tourism ambition.

On August 18, 2025, we have entered into an At-the-Market (“ATM”) Sales Agreement (the “Sales Agreement”) with R.F. Lafferty & Co., Inc. (the “Sales Agent”), relating to the sale of our ordinary shares. In accordance with the terms of the Sales Agreement, we may offer and sell our ordinary shares from time to time up to an aggregate offering price of up to US$4.30 million through or to the Sales Agent, acting as sales agent or principal. As of the date of this Report, the Company has sold 99,123 Ordinary Shares under the ATM Sales Agreement, generating gross proceeds of US$237,550.

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Financial Operations Overview

Revenue

Since our incorporation, we have not generated any revenue from regulator-approved cell therapy products and do not expect to generate any such approved therapeutic revenue, and we do not expect to generate revenue from the commercial sale of such approved cell therapy product candidates in the near future. As of the date of this Report, we have no therapeutic products approved for sale commercially. If our development efforts for one or more of our product candidates are successful and result in regulatory approval, or if we enter into collaboration with third parties, we may generate revenue from a combination of product sales or payments from collaboration in the future.

For the six months ended June 30, 2026, other revenue was S$157,289 which was a marginal increase of 0.9% from S$155,887 for the six months ended June 30, 2025. This revenue is attributable to revenue generated from the provision of private blood banking services.

Other Operating Income

Other operating income primarily consists of research income, rental income, interest income and government grants.

Other operating income was S$254,719 for the six months ended June 30, 2026, compared to S$385,779 for the six months ended June 30, 2025. This decrease of S$131,060 was mainly due to a reduction of S$76,244 in interest income, and a decrease of S$73,209 in research income, partially offset by an increase of S$10,610 in rental income.

Other (Losses)/Gains including Fair Value Changes on Financial Instruments - Net

The Group reported other gains of S$10,263 for the six months ended June 30, 2026, compared to other losses of S$272,848 for the corresponding period in 2025. The improvement was mainly due to a net foreign exchange gain of S$197,079 and a net gain of S$80,689 arising from fair value changes on warrant liabilities.

Research Expenses

Research expenses were S$1.10 million and S$1.16 million for the six months ended June 30, 2026 and 2025, respectively. The decrease of S$66,909 was mainly due to decrease of S$62,068 in pre-clinical trial expenses, a decrease of S$20,638 in facility-related expenses, and a decrease of S$15,610 in laboratory consumables. This is partially offset by an increase of S$32,096 in employee benefits expenses.

Employee Benefits Expenses

Employee benefits expenses were S$362,319 for the six months ended June 30, 2026, compared to S$386,091 for the corresponding period in 2025, representing a decrease of S$23,772. The decrease was primarily attributable to a decrease of share-based compensation amounting to S$43,349, partially offset by an increase of S$44,167 in salaries and bonus and an increase of S$32,096 due to the reclassification of certain employee benefits expenses to research expenses.

Finance Expenses

Finance expenses remained stable, amounting to S$10,139 and S$10,310 for the six months ended June 30, 2026 and 2025, respectively.

Other Expenses

Other expenses were S$577,740 and S$831,898 for the six months ended June 30, 2026 and 2025, respectively. The decrease of S$254,158 was mainly due to a decrease of S$390,043 in share-based payment of consultancy fees and a reduction of S$40,371 in professional fees, partially offset by an increase of S$178,251 in investor relations expenses.

Shareholder Benefit

In lieu of a cash dividend, the Company has announced it is able to offset a shareholder’s original cost of investment in its equity in exchange for any of its products subject to their doctors’ approval. To date, no such transactions have taken place.

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Loss for the period

As a result of the foregoing despite our ANGELICA Trial in full swing in Singapore, due to the low cost operation infrastructure in Asia, we reduced our net loss by approximately 20.1% to S$1.79 million (equivalent to US$1.39 million) for the six months ended June 30, 2026, from a net loss of S$2.25 million for the six months ended June 30, 2025.

The loss for the period will be reduced to S$1.52 million (equivalent to US$1.18 million) if (i) the costs associated with being a public listed company of S$265,769, (ii) share-based payment of S$14,935, (iii) net currency exchange gains of S$6,147, and (iv) the fair value gain on warrant liabilities of S$4,366 are excluded.

Liquidity and Capital Resources

As of June 30, 2026 and December 31, 2025, we had cash and bank balances of S$1.46 million and S$2.10 million, respectively. Our liquidity and working capital requirements primarily related to our operating expenses. Historically, we have met our working capital and other liquidity requirements primarily through private equity financing, issuance of convertible loans and net proceeds from our IPO. Going forward, we expect to fund our working capital and other liquidity requirements from various sources, including but not limited to ATM offering, major shareholders, and other equity and debt financings as and when appropriate.

Based on our current operating plans, we believe that the net proceeds from our offering, together with our current resources, will be sufficient to meet our current and anticipated working capital requirements and capital expenditures for approximately the next year from the date of this Report. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect.

Cash Flows

Operating Activities

During the six months ended June 30, 2026, net cash used in operating activities totaled S$1.65 million, mainly driven by a net loss of S$1.79 million, adjusted for non-cash items including depreciation and amortization of S$236,766, share-based payments of S$14,935, interest income of S$9,550, and a net working capital change of S$113,560.

During the six months ended June 30, 2025, net cash used in operating activities totaled S$1.60 million, mainly driven by a net loss of S$2.25 million, adjusted for non-cash items including depreciation and amortization of S$179,459, a share-based payments of S$448,327, interest income of S$85,794, S$10,601 in share of losses of associate, and a net working capital change of S$173,898.

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Investing Activities

For the six months ended June 30, 2026, net cash generated from investing activities was S$45,089, primarily attributable to S$200,000 in loan repayment received from a third party, partially offset by S$186,459 used for the purchase of plant and equipment.

For the six months ended June 30, 2025, net cash used in investing activities was S$22,565, primarily driven by S$347,797 used in the purchase of plant and equipment, S$18,210 incurred in investment in financial assets, at FVOCI, partially offset by the withdrawal of S$273,320 from fixed deposits with maturities over 3 months and interest received of S$70,061.

Financing Activities

During the six months ended June 30, 2026, net cash generated from financing activities was S$963,664 mainly due to proceeds of S$699,600 from a loan from a director and S$300,000 from the issuance of shares by a subsidiary to non-controlling interest. These inflows were partially offset by the repayment of bank borrowings of S$21,222, and interest paid of S$10,139.

During the six months ended June 30, 2025, net cash used in financing activities was S$34,870 mainly due to the repayment of bank borrowings of S$18,694 and interest paid of S$10,310.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements and do not have any holdings in variable interest entities.

Quantitative and Qualitative Disclosures about Market Risks

We are exposed to market risks in the ordinary course of our business. These risks primarily include currency risk and interest rate risk.

Currency risk

We operate in Southeast Asia with dominant operations in Singapore and Malaysia. We regularly transact in currencies other than our respective functional currencies (“foreign currencies”). Currency risk arises when transactions are denominated in foreign currencies other than functional currency. In addition, we are exposed to currency translation risk on the net assets in foreign operations.

Interest rate risk

As of June 30, 2026 and December 31, 2025, we had cash and bank balances of S$1.46 million and S$2.10 million. Our exposure to interest rate sensitivity is impacted by changes in the underlying US bank interest rates. We have not entered into investments for trading or speculative purposes.

Recent Developments

On September 29, 2026, the Company entered into a shareholder loan agreement with a director for a principal amount of S$1 million, with a tenure of six months and an interest rate of 2.75% per annum.

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